UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Stacy L. Fox, Esq.

General Counsel and Secretary

DowDuPont Inc.

974 Centre Road

Wilmington, DE 19805

(302) 774-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Amy E. Wilson c/o The Dow Chemical Company 2030 Dow Center Midland, MI 48674 (989) 636-1000	Michael J. Aiello, Esq. Sachin Kohli, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Brandon Van Dyke, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

August 31, 2017

(Date of Event which Requires Filing of this Amendment No. 3)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person DowDuPont Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 20,710,393
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 20,710,393
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,710,393
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 41.1% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 50,337,705 outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of AgroFresh Solutions, Inc. (the “Issuer”) as of August 4, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2017.

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 20,710,393
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 20,710,393
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,710,393
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 41.1% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The percentage set forth in row (13) is based on 50,337,705 outstanding shares of Common Stock of the Issuer as of August 4, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017.

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D, filed by The Dow Chemical Company (“Dow”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed by Dow on May 12, 2016, and as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed by Dow on April 12, 2017 relating to the Common Stock of the Issuer (as so amended through Amendment No. 2, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 3 have the meanings set forth for such terms in the Schedule 13D. This Amendment No. 3 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by (i) DowDuPont Inc. (“DowDuPont”), a Delaware corporation, with a co-principal business and office address of c/o The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674 and c/o E. I. du Pont de Nemours and Company, 974 Centre Road, Wilmington, DE 19805 and (ii) Dow, a Delaware corporation, with a principal business and office address of 2030 Dow Center, Midland, MI 48674 (each of Dow and DowDuPont, a “Reporting Person” and, collectively, the “Reporting Persons”).

The name, residence or business address, present principal occupation or employment (including the name and the principal business address, if other than the Reporting Person, of any corporation or other organization in which such employment is conducted) of the directors and executive officers of each Reporting Person (each, a “Scheduled Person” and, collectively, the “Scheduled Persons”) are as set forth on Appendix A attached hereto and are incorporated herein by reference. Except as set forth otherwise on Appendix A, each person identified on Appendix A is a citizen of the United States.

DowDuPont is a holding company comprised of Dow and E. I. du Pont de Nemours and Company (“DuPont”) with the intent to form strong, independent, publicly traded companies in agriculture, materials science and specialty products sectors that will lead their respective industries through productive, science-based innovation to meet the needs of customers and help solve global challenges.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 3 is being filed while the Reporting Persons have obtained certain information from their respective directors and executive officers.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 8, 2017, a copy of which is attached as Exhibit 8 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Effective at 11:59 p.m. on August 31, 2017 (the “Effective Time”), the Reporting Persons completed the merger of equals transaction contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the “Merger Agreement”), by and among Dow, DuPont, DowDuPont, Diamond Merger Sub, Inc. (“Diamond Merger

Sub”) and Orion Merger Sub, Inc. (“Orion Merger Sub”). Pursuant to the Merger Agreement, at the Effective Time, (i) Diamond Merger Sub was merged with and into Dow, with Dow surviving the merger as a wholly owned subsidiary of DowDuPont (the “Diamond Merger”) and (ii) Orion Merger Sub was merged with and into DuPont, with DuPont surviving the merger as a subsidiary of DowDuPont (the “Orion Merger” and, together with the Diamond Merger, the “Mergers”). Upon the consummation of the Mergers, each of Dow and DuPont became a subsidiary of DowDuPont. As a result of the Diamond Merger, DowDuPont acquired beneficial ownership of the shares of Common Stock of the Issuer that are beneficially owned by Dow and reflected in the Schedule 13D.

The description of the Merger Agreement and the transactions contemplated thereby contained in this Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibits 2.1 and 2.2 to DowDuPont’s Current Report on Form 8-K, filed with the SEC on September 1, 2017.

The Reporting Persons are filing this Amendment No. 3 with respect to the beneficial ownership of shares of Common Stock acquired by DowDuPont in connection with the consummation of the Mergers.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

The information included in Item 3 of Amendment No. 3 is incorporated herein by reference.

Except as set forth in Item 6 of the Schedule 13D (as amended by this Amendment No. 3), none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (b) and Item 5(c) are hereby amended and restated in its entirety with the following:

(a) – (b)    As of the date hereof, the Reporting Persons beneficially own 17,710,393 shares of Common Stock, representing 35.2% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If the Reporting Persons were to exercise the warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, the Reporting Persons would beneficially own 20,710,393 shares of Common Stock, representing 41.1% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 50,337,705 outstanding shares of Common Stock as of August 4, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017. To the best of the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

The Reporting Persons each have indirect beneficial ownership of the 20,710,393 shares of Common Stock, which Common Stock is directly owned by Rohm and Haas Company, a wholly owned subsidiary of Dow (“R&H”).

(c)    During the past 60 days, Dow acquired beneficial ownership of 39,857 shares of the Issuer’s Common Stock through acquisitions made between August 15, 2017 and August 30, 2017 on the open market on account of R&H at prices ranging from $6.95 per share to $7.00 per share (exclusive of any fees, commissions or other expenses). DowDuPont acquired beneficial ownership of such shares on August 31, 2017 upon consummation of the Mergers. Upon request, the Reporting Persons hereby undertake to provide to the Issuer, any stockholder of the Issuer, or the Staff of the SEC, full information regarding the number of shares of the Issuer’s Common Stock purchased and the prices of each trade within the ranges set forth in this Item 5(c).

Except as described in this Amendment No. 3, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information contained in Item 3 of Amendment No. 3 is incorporated herein by reference. The rights of DowDuPont with respect to the shares of Common Stock are also subject to the terms and conditions of the Investor Rights Agreement, the Warrant Purchase Agreement, the Board Representation Letter Agreement, the Lock-Up Extension Agreement, the Letter Agreement, the Stock Buyback Agreement and the Termination of Warrant Purchase Agreement.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibit:

Exhibit 8.	Joint Filing Agreement, by and among Dow and DowDuPont, dated September 8, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as September 8, 2017

DOWDUPONT INC.

By:	/s/ Howard I. Ungerleider
Name:	Howard I. Ungerleider
Title:	Chief Financial Officer

THE DOW CHEMICAL COMPANY

By:	/s/ Howard I. Ungerleider
Name:	Howard I. Ungerleider
Title:	Vice Chairman and Chief Financial Officer

APPENDIX A

Information Concerning Executive Officers and

Directors of DowDuPont Inc.

The current executive officers and directors of DowDuPont Inc. and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions of the executive officers set forth below opposite an individual’s name refer to positions with DowDuPont Inc. In addition, unless otherwise indicated, all individuals identified below are citizens of the United States of America.

Executive Officer Name	Present Principal Occupation or Employment	Business Address
Andrew N. Liveris*	Executive Chairman	c/o The Dow Chemical Company 2030 Dow Center, Midland, Michigan 48674

Edward D. Breen	Chief Executive Officer	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Howard I. Ungerleider	Chief Financial Officer	c/o The Dow Chemical Company 2030 Dow Center, Midland, Michigan 48674

Stacy L. Fox	General Counsel and Secretary	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

James R. Fitterling	Chief Operating Officer, Materials Science Business	c/o The Dow Chemical Company 2030 Dow Center, Midland, Michigan 48674

James C. Collins	Chief Operating Officer, Agriculture Business	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Marc Doyle	Chief Operating Officer, Specialty Products Business	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Charles J. Kalil	Special Counsellor to the Executive Chairman and General Counsel for the Materials Science Business	c/o The Dow Chemical Company 2030 Dow Center, Midland, Michigan 48674

Jeanmarie F. Desmond	Co-Controller	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Ronald C. Edmonds	Co-Controller	c/o The Dow Chemical Company 2030 Dow Center, Midland, Michigan 48674

*	Andrew N. Liveris is a citizen of Australia.

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Lamberto Andreotti**	Former Chair of the Board and Chief Executive Officer, Bristol-Myers Squibb Company	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

James A. Bell	Former Executive Vice President, Corporate President and Chief Financial Officer, The Boeing Company	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Edward D. Breen	See above table with respect to executive officers of DowDuPont Inc.

Robert A. Brown	President, Boston University (institution of higher education and private research)	Boston University Office of the President 1 Silber Way, 8th Floor, Boston, MA 02215

Alexander M. Cutler	Former Chairman and Chief Executive Officer, Eaton Corporation Plc	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Jeff M. Fettig	Chairman and Chief Executive Officer, Whirlpool Corporation (manufacturer of home appliances)	Whirlpool Corporation 2000 North M63, Benton Harbor, MI 49022

Marillyn A. Hewson	Chairman, President and Chief Executive Officer, Lockheed Martin Corporation (aerospace, defense, security and advanced technology company)	Lockheed Martin Corporation 6801 Rockledge Drive, Bethesda, MD 20817

Lois D. Juliber	Former Vice Chairman and Chief Operating Officer, Colgate-Palmolive Company	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Andrew N. Liveris**	See above table with respect to executive officers of DowDuPont Inc.

Raymond J. Milchovich	Former Chairman and Chief Executive Officer, Foster Wheeler AG	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Paul Polman**	Chief Executive Officer, Unilever PLC and Unilever N.V. (a provider of nutrition, hygiene and personal care products)	Unilever PLC 100 Victoria Embankment London EC4Y 0DY United Kingdom

Dennis H. Reilley	Non-Executive Chairman, Marathon Oil Corporation (oil and natural gas exploration and production company)	Marathon Oil Corporation 5555 San Felipe Street, Houston, TX 77056

James M. Ringler	Chairman, Teradata Corporation (a provider of database software, data warehousing and analytics)	Teradata Corporation 10000 Innovation Drive, Dayton, OH 45342

Ruth G. Shaw	Former Group Executive, Public Policy and President, Duke Nuclear	c/o The Dow Chemical Company 2030 Dow Center, Midland, MI 48674

Lee M. Thomas	Former Chairman and Chief Executive Officer, Rayonier Inc.	c/o E. I. du Pont de Nemours and Company 974 Centre Road, Wilmington, DE 19805

Patrick J. Ward	Chief Financial Officer, Cummins Inc. (designer, manufacturer, and distributer of engines and power generation products)	Cummins Inc. 500 Jackson Street, Columbus, IN 47201

**	Lamberto Andreotti is a citizen of Italy. Andrew N. Liveris is a citizen of Australia; Paul Polman is a citizen of the Netherlands.

Information Concerning Executive Officers and

Directors of The Dow Chemical Company

The current executive officers and directors of The Dow Chemical Company and their respective business addresses and present principal occupation or employment (and the name, principal business and address of any such employment, if not with one of the Reporting Persons) are listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within The Dow Chemical Company and each individual is a citizen of the United States of America. In addition, unless otherwise indicated, the business address for each individual is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.

Executive Officer Name	Present Principal Position or Occupation
Ronald C. Edmonds	Co-Controller of DowDuPont Inc.; Controller and Vice President of Controllers and Tax of The Dow Chemical Company

James R. Fitterling	Chief Operating Officer, Material Science Business of DowDuPont Inc.; President and Chief Operating Officer of The Dow Chemical Company

Heinz Haller*	Executive Vice President and President of Dow Europe, Middle East, Africa and India

Peter Holicki*	Senior Vice President, Operations, Manufacturing & Engineering, Environment, Health & Safety Operations, and Emergency Services & Security

Charles J. Kalil	Special Counsellor to the Executive Chairman and General Counsel for the Material Science Business of DowDuPont Inc.; General Counsel and Executive Vice President of The Dow Chemical Company

Andrew N. Liveris*	Executive Chairman of DowDuPont Inc.; Chief Executive Officer of The Dow Chemical Company

Johanna Söderström*	Corporate Vice President, Human Resources and Aviation, and Chief Human Resource Officer

A. N. Sreeram	Senior Vice President, Research & Development, and Chief Technology Officer

Howard I. Ungerleider	Chief Financial Officer of DowDuPont Inc.; Vice Chairman and Chief Financial Officer of The Dow Chemical Company

Director Name	Present Principal Occupation or Employment	Residence or Business Address
Andrew N. Liveris*	See above table with respect to executive officers of The Dow Chemical Company

Howard I. Ungerleider	See above table with respect to executive officers of The Dow Chemical Company

*	Heinz Haller is a citizen of Switzerland; Peter Holicki is a citizen of Germany; Andrew N. Liveris is a citizen of Australia; Johanna Söderström is a citizen of Finland.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

8	Joint Filing Agreement, by and among Dow and DowDuPont, dated September 8, 2017.